UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 9)*

Under the Securities Exchange Act of 1934

Navios Maritime Partners L.P.

(Name of Issuer)

Common Units, representing limited partner interests

(Title of Class of Securities)

Y62267409

(CUSIP Number)

Vasiliki Papaefthymiou

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(011) + (377) 9798-2140

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y62267409

1	NAMES OF REPORTING PERSONS Navios Maritime Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 216,054
	8	SHARED VOTING POWER 2,967,145(1)
	9	SOLE DISPOSITIVE POWER 216,054
	10	SHARED DISPOSITIVE POWER 2,967,145 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,183,199
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.45% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Represents common units (the “Common Units”) of Navios Maritime Partners L.P. (the “Issuer”), 2,960,476 of which are owned by Alpha Merit Corporation (“Alpha Merit”), a wholly-owned subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”) and 6,669 of which are owned by another wholly-owned subsidiary of Navios Holdings.
(2)	Based on 30,197,087 Common Units outstanding provided by the Company as of October 25, 2021.

CUSIP No. Y62267409

1	NAMES OF REPORTING PERSONS Alpha Merit Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,960,476
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,960,476

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,960,476
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Explanatory Note

This Amendment No. 9 (“Amendment No. 9”) amends and supplements the Schedule 13D filed by Navios Maritime Holdings Inc. (“Navios Holdings”) on July 24, 2008 (the “Original Schedule 13D”), as previously amended and supplemented by Amendment No. 1 filed on July 20, 2011, Amendment No. 2 filed on June 20, 2012, Amendment No. 3 filed on March 13, 2015, Amendment No. 4 filed on November 28, 2017, Amendment No. 5 filed on April 4, 2018, Amendment No. 6 filed on May 24, 2019, and Amendment No. 7 filed on September 5, 2019, and Amendment No. 8 filed on April 19, 2021, relating to the common units (“Common Units”) of Navios Maritime Partners L.P. (the “Issuer”). The Original Schedule 13D together with each of the Amendments thereto is referred to herein as the “Schedule 13D.” Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented to include the following:

On August 25, 2021, the Issuer, Navios Maritime Acquisition Corporation (“NNA”) and Navios Acquisition Merger Sub. Inc. and a wholly owned subsidiary of Issuer (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to, and subject to the terms and conditions of, the Merger Agreement, on October 15, 2021, Merger Sub merged with and into the NNA (the “Merger”), and each outstanding share of NNA common stock (other than the shares of common stock held by the Issuer, NNA and their respective subsidiaries) was converted into 0.1275 of a Common Unit.

In the Merger, 4,865,147 shares of NNA common stock held by Alpha Merit Corporation (“Alpha Merit”), a wholly-owned subsidiary of Navios Holdings, and beneficially owned by Navios Holdings and Alpha Merit were converted into 620,306 newly issued Common Units.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended to incorporate by reference the information set forth in Item 3 of this Amendment No. 9.

Item 5. Interest in Securities of the Issuer.

This Amendment No. 9 amends and restates Item 5(a), (b) and (c) to the Schedule 13D as set forth below:

(a)

(b) As of October 25, 2021, Navios Holdings beneficially owned 3,183,199 Common Units, representing approximately 10.45% of the outstanding Common Units, comprised of: (i) 216,054 Common Units directly owned by Navios Holdings (and in respect of which Navios Holdings has sole voting and dispositive power), (ii) 2,960,476 Common Units, or approximately 9.8% of the outstanding Common Units, beneficially owned by Alpha Merit, a wholly-owned subsidiary of Navios Holdings (in respect of which Navios Holdings and Alpha Merit have shared voting and dispositive power), and 6,669 Common Units directly owned by another wholly owned subsidiary of Navios Holdings (in respect of which Navios Holdings and that subsidiary have shared voting and dispositive power).

As of October 25, 2021, Ms. Angeliki Frangou, the Chair and Chief Executive Officer of Navios Holdings, separately beneficially owned a total of 1,550,632 Common Units, or approximately 5.1% of the outstanding Common Units, including 12,750 Common Units subject to a vested option held by Ms. Frangou to purchase Common Units at a price of $460 per Common Unit. Ms. Frangou shares with an entity wholly owned by her the power to vote and dispose of 1,125,000 of those Common Units and has the sole power to vote and dispose of the remaining Common Units beneficially owned by her.

Navios Holdings, Alpha Merit and Ms. Frangou beneficially own in the aggregate a total of 4,733,831 Common Units, or approximately 15.7% of the outstanding Common Units, including 12,750 Common Units subject to a vested option held by Ms. Frangou to purchase Common Units at an exercise price of $460 per Common Units. Navios Holdings and Alpha Merit disclaim membership in a group with Ms. Frangou.

(c) The information set forth in Item 3 of this Amendment No.9. is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to incorporate by reference the information set forth in Item 3 of this Amendment No. 9.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2021

Navios Maritime Holdings Inc.

By:	/s/ Angeliki Frangou
Name: Angeliki Frangou
Title: Chief Executive Officer

Alpha Merit Corporation

By:	/s/ George Achniotis
Name: George Achniotis
Title: President/Director